UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 19, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On October 19, 2017, we issued a shareholder letter discussing our financial results for the quarter ended September 30, 2017. The text of the shareholder letter is set forth below.

Q3 2017 Shareholder Letter

Dear Valued Investors,

MogulREIT I continues to perform as expected and we continue to grow the portfolio to provide added diversification for investors.  We have now paid distributions for thirteen months since our offering was qualified by the SEC on August 15, 2016. Each of these distributions equates to 8% on an annualized basis, assuming a $10 per share purchase price and calculated for each period from August 15, 2016 to September 30, 2017.  While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions at this rate, the annualized distribution rate assumes that future distributions will be similar to these distributions.

MogulREIT I was formed to invest in and manage a diversified portfolio of commercial real estate investments and to be an investment vehicle focused on providing its investors with consistent cash distributions.  Because of this strategy, MogulREIT I has invested in debt and debt-like instruments that provide consistent monthly income.  We have not made any investments in joint venture equity or other investments with appreciation potential to date.

In the third quarter of 2017, we added three new assets to MogulREIT I, bringing its total to twelve assets as of September 30, 2017.  In addition, there is now over $25 million invested.

As of October 2, 2017, we increased the minimum investment amount in MogulREIT I’s common shares for initial purchases made online from 100 shares to 1,000 shares. The minimum investment requirement for subsequent investments, 100 shares, remains unchanged. We believe it was necessary to increase the minimum investment amount to ensure we are able to continue providing MogulREIT I investors with the white-glove service we hope you have grown accustomed to receiving.

We continue to execute our strategy of investing in debt and debt-like investments to provide consistent cash distributions to investors and we are proud of our results to date.  We thank you for your continued investment.

Current Investments

MogulREIT I’s investment strategy continues to target acquiring a diversified portfolio of investments that pay attractive and consistent cash distributions and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types such as multi-family, office, industrial, self-storage and retail. As of the date of this letter, MogulREIT I owns twelve investments:

		MogulREIT I				Unpaid
Asset Name	Location	Acquisition Date	Property Type	Investment Type	Principal Acquired	Balance As of 9/30/17	Interest Rate/ Yield
Synchrony Financial	Canton, OH	8/19/2016	Office	Preferred Equity	$2,000,000	$1,636,472	10.00%
Animas	Westchester, PA	1/11/2017	Flex	Preferred Equity	$1,450,128	$1,206,026	10.50%
Parkway Plaza	San Antonio, TX	2/17/2017	Office	Mezz Debt	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/23/2017	Office	Mezz Debt	$2,300,000	$2,300,000	10.00%
Hanford Center	Hanford, CA	4/3/2017	Retail	Bridge Debt	$1,900,000	$1,900,000	9.50%
Pensacola Marketplace	Pensacola, FL	6/12/2017	Retail	Mezz Debt	$1,125,000	$1,125,000	9.75%
Wyckoff Apartments	Brooklyn, NY	6/20/2017	Retail/ Multifamily	B-Note	$1,350,000	$1,350,000	11.75%
Northside at John’s Creek	Suwanee, GA	6/20/2017	Office	B-Note	$1,500,000	$1,500,000	14.00%
Jadak Headquarters	Syracuse, NY	6/28/2017	Office/ Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
Texas Retail Portfolio	Multiple Locations, Texas	7/18/2017	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Crossroads South	Jonesboro, GA	8/3/2017	Retail	Preferred Equity	$1,250,000	$1,250,000	12.00%
Corona Marketplace	Corona, CA	8/17/2017	Retail	Mezz Debt	$3,549,300	$3,549,300	14.00%
					$24,649,428	$24,041,798	*11.65%

*Amount represents the weighted average interest rate for all of our current investments.

All assets are performing and paid current through September 30, 2017.

You may be wondering why our REIT is currently distributing at an annualized rate of 8%, while the weighted average interest rate of our investments is currently 11.65%. The difference is due to actual offering expenses incurred during the offering of shares to investors such as the legal expenses for the preparation of the offering circular, the audit expenses for the audit of the offering circular, and expenses incurred for the marketing of our shares. This difference is also related to the operating expenses that the REIT incurs as a fully operating Limited Liability Company such as audit fees for the annual audit and the 1% management fee that is paid to our manager, RM Adviser, LLC.

Our Newest Investments

The latest additions to the MogulREIT I portfolio are the Texas Retail Portfolio, Crossroads South and Corona Marketplace. The Texas Retail Portfolio and Crossroads South are preferred equity investments and Corona Marketplace is structured as mezzanine debt.  Preferred equity, while not debt, has certain debt-like characteristics such as a pre-determined interest rate, monthly payments and maturity date. Mezzanine Debt is secured by a pledge of the ownership entity, in other words, MogulREIT I, as the lender, has claim to the person or legal entity that owns the real estate.

Texas Retail Portfolio

The Texas Retail Portfolio consists of six properties located in the following Texas cities: Midland (two properties), Odessa (two properties), San Antonio (one property), and Live Oak (one property). The portfolio includes several national tenants including Starbucks, Buffalo Wild Wings, Dollar Tree, and McAlister Deli.

MogulREIT I acquired its preferred equity investment in the Texas Retail Portfolio on July 18, 2017 for a principal balance of $3,325,000. The preferred equity investment has a fixed interest rate of 14.0% and a remaining term of approximately 120 months as of the acquisition date. Five of the six properties in the portfolio have been 100% leased since 2011 and the weighted portfolio occupancy is 91.6%, as of September 2017.

Crossroads South

Crossroads South is a grocery-anchored retail shopping center located in Jonesboro, Georgia. As of September 2017, the property is anchored by Kroger, Rose’s Express, Badcock Furniture and Planet Fitness. The property is also in close proximity to Atlanta’s Hartsfield Jackson International Airport, the busiest passenger airport in the world (per a CNN report).

MogulREIT I acquired its preferred equity investment in Crossroads South on August 3, 2017, for a principal balance of $1,250,000. The preferred equity investment has a fixed interest rate of 12.0% and a remaining term of approximately 36 months, as of the acquisition date. The property was acquired at a total capitalized cost of $65.19 per square foot, which is below comparable trades in the market, which averages $111.46 per square foot.

Corona Marketplace

Corona Marketplace is a retail center located in Southern California. The asset is in a top 20 metropolitan statistical area (MSA), well located between the city of Los Angeles and Orange County in Southern California, and the sponsor for the transaction has pre-leased a majority of the property to Chuze Fitness and Aldi, a global supermarket chain, a RE/MAX franchise and Wendy’s.

MogulREIT I acquired the mezzanine debt on August 17, 2017 for a principal balance of $3,549,300. The mezzanine debt investment has a fixed interest rate of 14.0% and a remaining term of approximately 82 months, as of the acquisition date. Upon the completion of the $9.4 million redevelopment plan, the property is anticipated to meet Class-A quality standards.

Previous and Completed Investments

Please follow the below links to access shareholders letters for descriptions of other investments in prior quarters. All letters are available on www.sec.gov.

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

Market Update

We continue to believe that the near and intermediate-term market for investment in commercial real-estate debt securities, commercial real estate-related equity securities, and other real estate-related assets remains compelling from a risk-return perspective. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment building, self-storage facilities, retail centers and office buildings, enables us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the expertise of our manager’s management team, will provide opportunities to acquire investments with attractive returns and structural features.

In our view, perhaps the most prevalent theme in the investment world today is fear that we are close to the peak of a market cycle. As illustrated by the chart below, we are currently experiencing the second longest period of economic expansion (measured in gross domestic product growth) since World War II.  However, it is important to note that this cycle has also been marked by slower growth levels, with only 15% real gross domestic product growth since the beginning of the market recovery.

Real GDP Through 2017Q1
Ends of Expansions
EXPANSIONS
RECESSIONS
Current
Percent Difference from Cycle Peak
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
-40
-36
-32
-28
-24
-20
-16
-12
-8
-4
Peak
4
Quarters Before and After the Cycle Peak
48 Q4
53 Q2
57 Q3
60 Q2
69 Q4
73 Q4
80 Q1
81 Q3
90 Q3
01 Q1
07 Q4
17 Q1

Source: UCLA Anderson Forecast

The notion that we are near the peak of a market cycle may also be fueled by the strength of the equities markets, including the S&P 500 which have continued to reach new highs.

Source: Standard and Poor

Another factor impacting the view that we near a market peak is the overall pricing in the real estate market.  The chart below tracks the Real Capital Analytics Commercial Property Pricing Index (CPPI) and illustrates the relative value of real estate over time.

National All-Property Composite Index

240
220
200
180
160
140
120
100
YOY Change
20%
10%
0%
-10%
-20%
-30%
-40%
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

The CPPI also tracks real estate pricing by property type. Please note how suburban office and retail have not yet returned to peak pricing levels according to the graph below.

Source:  Real Capital Analytics

Another disparity in the market is core versus secondary markets.  The chart below tracks pricing in the six major markets (6MM) versus all other markets.  As shown below, pricing in secondary markets is just now starting to reach the levels achieved at the peak of the last cycle.

Source:  Real Capital Analytics

We are in no way implying that major markets or certain asset classes are inherently overpriced. That determination must be made on a case-by-case basis. Factors such as sustainable rental growth, demand, new supply, replacement costs, micro and macroeconomic regional strength are all considered when valuing a property.

Fortunately, job growth has remained strong and unemployment rates are at their lowest levels in a decade. This is perhaps one of the most important macroeconomic indicators for real estate and one of the foundations of our positive near-term outlook.

-	US Census Bureau

Source: US Census Bureau

In summary, while it is likely that we are in the later stages of the economic recovery, we believe that real estate can provide an attractive risk-adjusted return relative to lower yielding fixed-income products.  Through structure and careful analysis of the markets, we aim to minimize the impact of a potential economic downturn.

We are proud of MogulREIT I’s growth thus far, and appreciate your investment.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By: RM Adviser, LLC, its Manager
By: /s/ Jilliene Helman
Name: Jilliene Helman
Title: Chief Executive Officer
Date: October 19, 2017